GOLD ROCK HOLDINGS, INC.

2020 General Booth Blvd.

Suite #230

Virginia Beach, VA 23452

October 25, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Chris Ronne

Re:	FORM RW
Registration Withdrawal Request
Filed October 12, 2017
File No.:033-55254-18
Withdrawal of Registration Withdrawal Request Previously Made on Form RW

 Dear Mr. Ronne:

Gold Rock Holdings, Inc. (the “Company”) hereby respectfully requests the withdrawal, effective immediately, of the registration withdrawal request filed on behalf of the Company on October 12, 2017 on Form RW (accession number 0001091818-17-000158) (the “Form RW”) in respect of the above-referenced registration statement. The filing of the Form RW was made in error. The filing of the document was made under the incorrect submission form type. If you have any questions regarding this letter, please call our legal counsel, Mr. Richard Jones, #770-804-0500 or Edgar Agent, Mr. Rich Kaiser (757) 306-6090.

Very truly yours,

Gold Rock Holdings, Inc.

By:	/s/ Merle Ferguson
Merle Ferguson
President and Chief Executive Office